As filed with the Securities and Exchange Commission on April 27, 2009

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

Autobytel Inc.

(Name of Subject Company)

Autobytel Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05275N106

(CUSIP Number of Class of Securities)

Glenn E. Fuller

Executive Vice President, Chief Legal and Administrative Officer

and Secretary

Autobytel Inc.

18872 MacArthur Boulevard

Suite 200

Irvine, California 92612-1400

(949) 225-4500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Thomas R. Pollock, Esq.

Paul, Hastings, Janofsky & Walker LLP

55 Second Street

Twenty-Fourth Floor

San Francisco, California 94105

(415) 856-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a) Name and Address. The name of the subject company is Autobytel Inc., a Delaware corporation (the “Company”). The address and telephone number of the principal executive offices of the Company is 18872 MacArthur Boulevard, Suite 200, Irvine, California 92612-1400, (949) 225-4500.

(b) Securities. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Common Stock, par value $0.001 per share (the “Common Stock”), and the associated stock purchase rights issued pursuant to the Rights Agreement, dated as of July 30, 2004, between the Company and U.S. Stock Transfer Corporation, as amended by Amendment No.1 to Rights Agreement, between the Company and Computershare Trust Company, N.A. (“Computershare”), successor-in-interest to U.S. Stock Transfer Corporation, dated January 13, 2009 (the “Original Rights Agreement”), and as further amended and restated on April 24, 2009 between the Company and Computershare. Unless the context requires otherwise, all references to Common Stock include the associated stock purchase rights. As of April 15, 2009, there were 45,219,679 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person

(a) Name and Address. The Company is the filing person. The name, address and telephone number of the Company is set forth in Item 1 above.

(d) Tender Offer. This Schedule 14D-9 relates to the Offer to Purchase (the “Offer”) dated April 20, 2009, by Infield Acquisition, Inc.; Trilogy Enterprises, Inc.; and Trilogy, Inc. (collectively, “Trilogy”) to purchase all of the issued and outstanding shares of Common Stock at a net price (without interest and subject to applicable withholding taxes) in cash of $0.35 per share, between April 20, 2009 and May 19, 2009, upon the terms and subject to the conditions set forth in the Offer and the related Letter of Transmittal, as set forth in Trilogy’s Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2009.

According to the Schedule TO, the address and principal executive offices of Trilogy is Trilogy Enterprises, Inc., 6011 West Courtyard Drive, Austin, Texas 78730, and its telephone number is (512) 874-3100.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as stated elsewhere in this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and Trilogy and its executive officers, directors or affiliates.

Except as stated below and elsewhere in this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and its executive officers, directors or affiliates.

As referred to herein, the term “change in control” is deemed to have occurred, in general, if (i) the Company sells all or substantially all of its assets, (ii) as a result of transactions, a person or group becomes the beneficial owner of more than 50% of the Company’s common stock, or (iii) a majority of the Company’s directors in office were not nominated for election or elected to the Company’s Board of Directors (the “Board”) with the approval of two-thirds of the directors who were in office just prior to the time of such nomination or election.

Cash Consideration Payable Pursuant to the Offer

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to Trilogy’s offer, they will receive the same cash consideration on the same terms and conditions as other stockholders of the Company. As of April 15, 2009, the executive officers and directors of the Company beneficially owned in the aggregate 832,677 shares of Common Stock, excluding options to purchase shares of Common Stock. If the executive officers and directors were to tender all of these shares of Common

Stock for purchase pursuant to Trilogy’s offer, and such shares were accepted for purchase and purchased by Trilogy, the executive officers and directors would receive an aggregate of approximately $291,437 in cash. As discussed below in Item 4(c), after making reasonable inquiry, the Company has concluded, to the best of its knowledge, that none of its executive officers, directors, affiliates or subsidiaries, to the extent they hold Common Stock, intend to tender their Common Stock to Trilogy pursuant to Trilogy’s offer.

As of April 15, 2009, the Company’s executive officers and directors held vested and exercisable options to purchase 1,047,008 shares, all of which had exercise prices that were greater than Trilogy’s offer price of $0.35 per share.

In addition, as of April 15, 2009, the Company’s executive officers and directors held unvested options to purchase 2,020,653 shares, 1,375,000 of which had exercise prices equal to Trilogy’s offer price of $0.35 per share and 645,653 of which had exercise prices that were greater than Trilogy’s offer price of $0.35 per share, and 125,000 unvested restricted stock units. Upon a change of control of the Company, (i) all of the unvested stock options held by executive officers and directors will automatically vest, and (ii) all forfeiture restrictions on restricted stock units held by executive officers that have not previously lapsed will automatically lapse, pursuant to the terms of the equity incentive plans under which these options and restricted stock units were awarded, except for (i) 1,000,000 stock options granted to Mr. Coats on April 3, 2009 and (ii) 15,000 of the options granted to non-employee directors in November 2008 (see discussion below under “—Company Incentive Plans” for additional information regarding the various change in control provisions contained in the Company’s equity incentive plans). The 1,000,0000 stock options granted to Mr. Coats on April 3, 2009 will accelerate vesting upon if Mr. Coats is terminated by the Company without cause or if Mr. Coats resigns from the Company for good reason.

The following table summarizes the outstanding equity awards for the executive officers and directors of the Company and the value of each award, based on Trilogy’s offer price of $0.35 per share:

	Total unvested options	Value of outstanding unvested options (a)	Total vested and exercisable options	Value outstanding vested options (a)	Total RSUs	Value of outstanding RSUs (b)
Jeffrey H. Coats	1,005,000	—	121,500	—	—

Curtis E. DeWalt	273,894	—	66,106	—	25,000	$8,750

Glenn Fuller	275,001	—	62,499	—	25,000	$8,750

Mark Garms	275,000	—	303,642	—	50,000	$17,500

Richard X. Szatkowski	166,668	—	43,832	—	25,000	$8,750

Michael J. Fuchs	5,000	—	130,898	—	—	—

Mark K. Kaplan	5,000	—	146,531	—	—	—

Mark R. Ross	5,000	—	107,000	—	—	—

Jeffrey M. Stibel	5,000	—	35,000	—	—	—

Janet M. Thompson	5,000	—	30,000	—	—	—

Total	2,020,563	—	1,047,008	—	125,000	$43,750

(a)	Value is calculated as the price of the Offer of $0.35 less the strike price of the option, multiplied by the number of options.
(b)	Value is calculated as the price of the Offer of $0.35 multiplied by the number of restricted stock units.

Company Incentive Plans

The descriptions below provide an overview of the change in control provisions contained in the Company’s equity incentive compensation plans under which the Company’s directors and executive officers have outstanding equity awards.

1998 Stock Option Plan

The 1998 Stock Option Plan (the “1998 Option Plan”) states that, unless otherwise provided in the relevant stock option agreement, in the event of any merger, consolidation or sale or transfer of the Company’s business or assets, all rights of optionees with respect to the unexercised portion of any option awarded under the 1998 Option Plan will become immediately vested and may be exercised immediately, except to the extent that any agreement or undertaking of any party to any such merger, consolidation or sale or transfer of assets makes specific provisions for the assumption of the obligations of the Company with respect to the 1998 Option Plan.

1999 Stock Option Plan

The 1999 Stock Option Plan (the “1999 Option Plan”) states that, unless otherwise provided in the relevant stock option agreement, in the event of any merger, consolidation or sale or transfer of the Company’s business or assets, all rights of optionees with respect to the unexercised portion of any option awarded under the 1999 Option Plan will become immediately vested and may be exercised immediately, except to the extent that any agreement or undertaking of any party to any such merger, consolidation or sale or transfer of assets makes specific provisions for the assumption of the obligations of the Company with respect to the 1999 Option Plan.

1999 Employee and Acquisition Related Stock Option Plan

The 1999 Employee and Acquisition Related Stock Option Plan (the “1999 EA Plan”) states that, unless otherwise provided in the relevant stock option agreement, upon (i) a sale of all or substantially all of the assets of the Company, (ii) a merger or consolidation in which the Company is not the surviving corporation, or (iii) a reverse merger in which the Company is the surviving corporation but the shares of the Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, all rights of optionees with respect to the unexercised portion of any option awarded under the 1999 EA Plan will become immediately vested and may be exercised immediately, except to the extent that any agreement or undertaking of any party to any such merger, consolidation or sale or transfer of assets makes specific provisions for the assumption or continuation of the obligations of the Company with respect to the 1999 EA Plan.

2000 Stock Option Plan

The 2000 Stock Option Plan (the “2000 Option Plan”) states that for grants to (i) employees, unless otherwise provided in the relevant stock option agreement, in the event of any merger, consolidation or sale or transfer of the Company’s business or assets, all rights of optionees with respect to the unexercised portion of any option awarded under the 2000 Option Plan will become immediately vested and may be exercised immediately, except to the extent that any agreement or undertaking of any party to any such merger, consolidation or sale or transfer of assets makes specific provisions for the assumption of the obligations of the Company with respect to the 2000 Option Plan; and (ii) non-employee directors, in the event of any change in control of the Company (as defined in the 2000 Option Plan), unvested options will vest and become immediately exercisable with respect to fifty percent (50%) of these options.

Amended and Restated 2001 Restricted Stock and Option Plan

The Amended and Restated 2001 Restricted Stock and Option Plan (the “2001 Option Plan”) states that, unless the relevant award agreement provides differently, the unvested portion of awards will become immediately vested upon any merger (other than a merger in which the Company is the surviving entity and the terms and number of outstanding shares remain unchanged as compared to the terms and number of outstanding shares prior to the merger), consolidation or sale or transfer of the Company’s assets, unless any party to the merger, consolidation or sale or transfer of the Company’s assets assumes the Company’s obligations with respect to awards under the 2001 Option Plan.

2004 Restricted Stock and Option Plan

The 2004 Restricted Stock and Option Plan (the “2004 Plan”) states that, unless the relevant award agreement provides differently or unless any party to the merger, consolidation or sale or transfer of the Company’s assets assumes the Company’s obligations with respect to awards under the 2004 Plan, the unvested portion of awards will become immediately vested upon any merger (other than a merger in which the Company is the surviving entity and the terms and number of outstanding shares remain unchanged as compared to the terms and number of outstanding shares prior to the merger), consolidation or sale or transfer of the Company’s assets.

2006 Inducement Stock Option Plan

The 2006 Inducement Stock Option Plan (the “2006 Plan”) states that, unless the relevant award agreement provides differently, the unvested portion of the awards issued pursuant to the 2006 Plan will immediately become vested upon any merger (other than a merger in which the Company is the surviving entity and the terms remain unchanged as compared to the terms prior to the merger), consolidation or sale or transfer of the Company’s assets, except if the options are assumed by the acquiring party.

Company Employment Agreements

The following provides an overview of the provisions contained in the employment agreements and severance agreements of the executive officers of the Company that could be triggered as a result of a change in control.

Jeffrey H. Coats Employment Agreement

On December 11, 2008, the Company entered into an employment agreement with Jeffrey H. Coats, who serves as the Company’s President and Chief Executive Officer, and on April 3, 2009, the Company and Mr. Coats agreed upon the principal terms and conditions of an amendment to the employment agreement (collectively, the “Coats Employment Agreement”).

Pursuant to the terms agreed upon for inclusion in the Coats Employment Agreement, in the event of a termination of Mr. Coats’ employment in connection with, or within eighteen months following, a change in control of the Company that occurs during the term of Mr. Coats’ employment, Mr. Coats is entitled to a lump sum payment equal to 1.3 times his annual base salary. Under such circumstances, Mr. Coats will be available for consulting services to be provided to the Company or its successor for a period of one year after the date of the change in control, and will receive compensation equal to fifty percent of his base annual salary for such consulting services.

The terms of the Coats Employment Agreement also provide that if Mr. Coats’ employment is terminated by the Company without “cause” (as defined in the Coats Employment Agreement, the definition of which includes a termination of employment in connection with or as a result of a change in control) during the term of the Coats Employment Agreement, or if Mr. Coats terminates his employment with “good reason” (as defined in the Coats Employment Agreement, the definition of which includes a failure or refusal of an acquiror of the Company to assume Mr. Coats’ severance arrangements in connection with a change in control of the Company) during the term of the Coats Employment Agreement, Mr. Coats is entitled to a lump sum payment equal to his annual base salary (determined as the highest annual base salary paid to Mr. Coats while employed by the Company), as well as continuation of the Company’s medical, dental, vision, life and disability insurance benefits for Mr. Coats and his eligible dependents (at the time of termination), provided that if continuation of existing benefits that are eligible for COBRA continuation coverage is not allowable under the Company’s then existing policies, the Company must pay the COBRA continuation coverage premiums, the premiums for individual coverage or premiums for dependent coverage under another person’s group coverage. However, the costs of such payments or reimbursements must not exceed the amounts the Company would pay for COBRA continuation coverage, and the Company will not be obligated to pay more than the Company’s cost of providing such benefits at the time of termination of Mr. Coats’s employment with the Company for any benefits that are not eligible for COBRA continuation coverage. In addition, the Company must provide outplacement services to Mr. Coats for twelve months after the employment termination date.

Mark A. Garms Employment Agreement

On February 8, 2002, the Company entered into an employment agreement with Mark A. Garms, who serves as the Company’s Executive Vice President and Chief Operating Officer, which employment agreement has been subsequently amended on several occasions. Mr. Garms’ employment agreement was most recently amended in connection with his promotion to Executive Vice President and Chief Operating Officer of the Company in January 2009 and by a severance agreement dated as of September 29, 2008 (Mr. Garms’ initial employment agreement, as amended, is referred to herein as the “Garms Employment Agreement”).

If Mr. Garms’ employment is terminated by the Company without “cause” (as defined in the Garms Employment Agreement, which definition includes a termination of employment in connection with or as a result of a change in control) during the term of the Garms Employment Agreement, or if Mr. Garms terminates his employment with “good reason” (as defined in the Garms Employment Agreement, which definition includes a failure or refusal of an acquiror of the Company to assume Mr. Garms’ severance arrangements in connection with a change in control of the Company) during the term of the Garms Employment Agreement, Mr. Garms is entitled to a lump sum payment equal to his annual base salary (determined as the highest annual base salary paid to Mr. Garms while employed by the Company), as well as continuation of the Company’s medical, dental, vision, life and disability insurance benefits for Mr. Garms and his eligible dependents (at the time of termination), provided that if continuation of existing benefits that are eligible for COBRA continuation coverage is not allowable under the Company’s then existing policies, the Company must pay the COBRA continuation coverage premiums, the premiums for individual coverage or premiums for dependent coverage under another person’s group coverage. However, the costs of such payments or reimbursements must not exceed the amounts the Company would pay for COBRA continuation coverage, and the Company will not be obligated to pay more than the Company’s cost of providing such benefits at the time of termination of Mr. Garm’s employment with the Company for any benefits that are not eligible for COBRA continuation coverage. In addition, the Company must provide outplacement services to Mr. Garms for twelve months after the employment termination date.

If it is determined that any amount paid, distributed or treated as paid or distributed (whether paid or payable or distributed or distributable pursuant to the terms of the Garms Employment Agreement, any stock option agreement between Mr. Garms and the Company or otherwise) by the Company to or for the benefit of Mr. Garms is deemed to be parachute payments under the Internal Revenue Code, then the Company agreed to make additional payments to him to compensate for his additional tax obligations.

Glenn E. Fuller Employment Agreement

On October 10, 2006, the Company entered into an employment agreement with Glenn E. Fuller, who serves as the Company’s Executive Vice President, Chief Legal and Administrative Officer and Secretary, which employment agreement has been subsequently amended on several occasions. Mr. Fuller’s employment agreement was most recently amended in connection with his promotion to Executive Vice President, Chief Legal and Administrative Officer and Secretary of the Company in January 2009 and by a severance agreement dated as of September 29, 2008 (Mr. Fuller’s initial employment agreement, as amended, is referred to herein as the “Fuller Employment Agreement”).

If Mr. Fuller’s employment is terminated by the Company without “cause” (as defined in the Fuller Employment Agreement, which definition includes a termination of employment in connection with or as a result of a change in control) during the term of the Fuller Employment Agreement, or if Mr. Fuller terminates his employment with “good reason” (as defined in the Fuller Employment Agreement, which definition includes a failure or refusal of an acquiror of the Company to assume Mr. Fuller’s severance arrangements in connection with a change in control of the Company) during the term of the Fuller Employment Agreement, Mr. Fuller is entitled to a lump sum payment equal to his annual base salary (determined as the highest annual base salary paid to Mr. Fuller while employed by the Company), as well as continuation of the Company’s medical, dental, vision, life and disability insurance benefits for Mr. Fuller and his eligible dependents (at the time of termination), provided that if continuation of existing benefits that are eligible for COBRA continuation coverage is not allowable under the Company’s then existing policies, the Company must pay the COBRA continuation coverage premiums, the premiums for individual coverage or premiums for dependent coverage under another person’s group coverage. However, the costs of such payments or reimbursements must not exceed the amounts the Company would pay for COBRA continuation coverage, and the Company will not be obligated to pay more than the Company’s cost of providing such benefits at the time of termination of Mr. Fuller’s employment with the Company for any benefits that are not eligible for COBRA continuation coverage. In addition, the Company must provide outplacement services to Mr. Fuller for twelve months after the employment termination date.

If it is determined that any amount paid, distributed or treated as paid or distributed (whether paid or payable or distributed or distributable pursuant to the terms of the Fuller Employment Agreement, any stock option agreement between Mr. Fuller and the Company or otherwise) by the Company to or for the benefit of Mr. Fuller is deemed to be parachute payments under the Internal Revenue Code, then the Company agreed to make additional payments to him to compensate for his additional tax obligations.

Curtis E. DeWalt Severance Agreement

On September 29, 2008, the Company entered into an amended and restated severance agreement with Curtis E. DeWalt (the “DeWalt Severance Agreement”), who serves as the Company’s Senior Vice President and Chief Financial Officer.

Pursuant to the DeWalt Severance Agreement, if Mr. DeWalt’s employment is terminated by the Company without “cause” (as defined in the DeWalt Severance Agreement, which definition includes a termination of employment in connection with or as a result of a change in control) during the term of the DeWalt Severance Agreement, or if Mr. DeWalt terminates his employment with “good reason” (as defined in the DeWalt Severance Agreement, which definition includes a failure or refusal of an acquiror of the Company to assume Mr. DeWalt’s severance arrangements in connection with a change in control of the Company) during the term of the DeWalt Severance Agreement, Mr. DeWalt is entitled to a lump sum payment equal to his annual base salary (determined as the highest annual base salary paid to Mr. DeWalt while employed by the Company), as well as continuation of the Company’s medical, dental, vision, life and disability insurance benefits for Mr. DeWalt and his eligible dependents (at the time of termination), provided that if continuation of existing benefits that are eligible for COBRA continuation coverage is not allowable under the Company’s then existing policies, the Company must pay the COBRA continuation coverage premiums, the premiums for individual coverage or premiums for dependent coverage under another person’s group coverage. However, the costs of such payments or reimbursements must not exceed the amounts the Company would pay for COBRA continuation coverage, and the Company will not be obligated to pay more than the Company’s cost of providing such benefits at the time of termination of Mr. DeWalt’s employment with the Company for any benefits that are not eligible for COBRA continuation coverage. In addition, the Company must provide outplacement services to Mr. DeWalt for twelve months after the employment termination date.

If it is determined that any amount paid, distributed or treated as paid or distributed (whether paid or payable or distributed or distributable pursuant to the terms of the DeWalt Severance Agreement, any stock option agreement between Mr. DeWalt and the Company or otherwise) by the Company to or for the benefit of Mr. DeWalt is deemed to be parachute payments under the Internal Revenue Code, then the Company agreed to make additional payments to him to compensate for his additional tax obligations.

Richard X. Szatkowski Severance Agreement

On November 15, 2008, the Company entered into a severance agreement with Richard X. Szatkowski, who serves as the Company’s Senior Vice President, Advertising and Business Development, and subsequently amended Mr. Szatkowski’s severance agreement in connection with his promotion to Senior Vice President, Advertising and Business Development in December 2008 and his designation as an executive officer of the Company as of April 1, 2009 (collectively, the “Szatkowski Severance Agreement”).

Pursuant to the Szatkowski Severance Agreement, if Mr. Szatkowski’s employment is terminated by the Company without “cause” (as defined in the Szatkowski Severance Agreement, which definition includes a termination of employment in connection with or as a result of a change in control) during the term of the Szatkowski Severance Agreement, or if Mr. Szatkowski terminates his employment with “good reason” (as defined in the Szatkowski Severance Agreement, which definition includes a failure or refusal of an acquiror of the Company to assume Mr. Szatkowski’s severance arrangements in connection with a change in control of the Company) during the term of the Szatkowski Severance Agreement, Mr. Szatkowski is entitled to a lump sum payment equal to his annual base salary (determined as the highest annual base salary paid to Mr. Szatkowski while employed by the Company), as well as continuation of the Company’s medical, dental, vision, life and disability insurance benefits for Mr. Szatkowski and his eligible dependents (at the time of termination), provided that if continuation of existing benefits that are eligible for COBRA continuation coverage is not allowable under the Company’s then existing policies, the Company must pay the COBRA continuation coverage premiums, the premiums for individual coverage or premiums for dependent coverage under another person’s group coverage. However, the costs of such payments or reimbursements must not exceed the amounts the Company would pay for COBRA continuation coverage, and the Company will not be obligated to pay more than the Company’s cost of providing such benefits at the time of termination of Mr. Szatkowski’s employment with the Company for any benefits that are not eligible for COBRA continuation coverage. In addition, the Company must provide outplacement services to Mr. Szatkowski for twelve months after the employment termination date.

Item 4.	The Solicitation or Recommendation

(a) Recommendation. The information set forth in the letter to stockholders, dated April 27, 2009, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

THE COMPANY RECOMMENDS THAT ITS STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES FOR PURCHASE BY TRILOGY.

(b) Reasons. On Monday, April 20, 2009, Jeffrey H. Coats, the Company’s President and Chief Executive Officer, received a letter from Trilogy Enterprises, Inc. (“Trilogy”) indicating that Trilogy had launched a tender offer for all of the Company’s outstanding shares of Common Stock at a net price (without interest and subject to applicable withholding taxes) in cash of $0.35 per share. Also on Monday, April 20, 2009, Trilogy filed with the SEC a Schedule TO commencing its tender offer.

The Board, in consultation with its legal and financial advisors, has evaluated Trilogy’s offer and recommends to stockholders that they reject Trilogy’s offer and not tender their shares to Trilogy. The Board has concluded that Trilogy’s $0.35 offer price is grossly inadequate. The Board believes that the combination of actions taken by the Company described below will result in its stockholders achieving significantly more value than the offer made by Trilogy. In reaching its decision to recommend that stockholders reject the Trilogy offer and not tender their shares to Trilogy, the Board considered many factors, including without limitation:

•	The Company’s strong balance sheet and current cash and receivables position, noting, in particular, that the Company’s cash position alone is substantially in excess of Trilogy’s offer.

•

The Board compared Trilogy’s offer of $0.35 per share to the Company’s current cash position on April 24, 2009 of $0.60 per share and other net working capital of approximately $0.01 per share. The Company has less than $0.01 per share in all other liabilities. All together, Trilogy’s offer represents a 43% discount to cash and net working capital at April 24, 2009.

•

In addition, two contractual sources of cash are not currently held on the Company’s balance sheet. First, the Company is owed $2.7 million by Dealix Corporation (“Dealix”) as the final installment related to the $20 million patent litigation settlement reached in 2006. Dealix has made all prior installment payments in accordance with the settlement agreement including a $2.7 million payment on March 13, 2009. The final payment is due in March 2010. Second, there is $1.9 million currently held in escrow related to the sale of our AVV business in January 2008. The Company expects that these funds will be released from escrow during the second quarter of 2009. These two potential sources of cash represent another $0.10 per share.

•	The discount to cash and net working capital is before any value is placed on our patents, other intellectual property and our revenue producing businesses.

•

Trilogy asserts that the Company had $32 million in cash in September and only $27M in December and that the Company continues to use more cash than is generated through operations and is likely to do so for the foreseeable future. In fact, as of April 24, 2009, the Company had a cash balance of approximately $27 million. Since September 2008, total severance of in excess of $6 million has been paid. This has been a key driver in the cash burn experienced between September 2008 and April 2009. As of April 24, 2009, the total amount of accrued yet still unpaid severance was only approximately $165,000.

•

Trilogy further asserts that it is reasonable to believe that the company will run out of cash by the end of 2010. The Board believes that this assertion is baseless and contradicts the Company’s first quarter 2009 results, in which cash flow was negative by $1.6 million, due primarily to $3.2 million in cash severance payments, without which the Company would have been cash flow positive in our 2009 first quarter. The Company’s first quarter 2009 operating loss was only $504,000, versus an operating loss of $6.6 million in the first quarter 2008. Based on the Company’s estimates of further cost reductions, the Company expects that during 2009 the Company’s operations will become cash flow positive on an on-going basis without substantial increases in revenue. However, the Company also expects revenue and gross profit to increase over time as the automotive industry and general economy recover.

•	The initial reaction of the securities trading markets to Trilogy’s offer price appears to support the Board’s decision that the offer price is inadequate.

•

Subsequent to Trilogy making its offer, the Company’s shares of Common Stock traded over the offer price and closed at $0.45 per share on April 20, 2009, with almost 4 million shares traded. The Company’s shares have subsequently closed as high as $0.47 per share prior to the filing of this Schedule 14D-9. The Board noted that the market appears to expect that if a sale of the Company were to occur, a fair value would be in excess of $0.35 per share.

•	The recent evaluation of strategic alternatives conducted by the Board, including the possible sale of the Company.

•

The Board conducted a thorough evaluation of strategic alternatives available to the Company between September 2008 and January 2009. The alternatives evaluated included the potential sale of the Company.

•

As a result of this extensive evaluation, the Board determined that to continue to operate the Company as a stand-alone business was in the best interest of its stockholders. To this end, the Board announced that stockholder value would not be maximized by a sale of the Company in today’s environment.

•

Management and the Board continue to evaluate strategic transactions such as combinations and acquisitions, although the Company does not have any current arrangements or understandings for an acquisition or combination.

•	The indications of interest received and offers from potential buyers for the Company as a result of the process conducted by the Company in evaluating the possible sale of the Company.

•

During its evaluation process, the Board considered several offers and expressions of interest made by potential suitors. The Company believes that when viewed comprehensively, these offers and expressions of interest established relative value for the Company substantially above Trilogy’s offer price.

•

These offers and expressions of interest were generally evaluated in the fourth quarter of 2008. During that timeframe, there was considerably more uncertainty regarding the automobile industry and the economy in general. General Motors and Chrysler requested emergency funding from the U.S. federal government to continue operating, and it was not clear the government was going to provide such funding. Today, the market has factored in the current operating results and prospects of the automotive industry. In the light of the significant uncertainty at the time of the Company’s proposed sale process, the Company believes that the offers to buy the Company during the sale process were lower than they might be today.

•

All of the offers and expressions of interest received during the evaluation period were at prices higher than Trilogy’s unsolicited tender offer. The improving market conditions, as well as the substantial improvements in the Company’s business subsequent to the end of the sale process, should indicate a higher value for the Company.

•	Inquiries made to the Company’s financial advisor by other interested parties in response to Trilogy’s offer.

•

During a Board meeting to discuss Trilogy’s offer, the Company’s financial advisor informed the Board that subsequent to Trilogy’s announcement potential buyers of the Company called to convey to the Company that if the Company was interested in reopening its sale process these potential buyers would be interested in reopening discussions.

•	The reasons for the Board’s decision to terminate the sale process.

•	The Board determined that the break up value of the Company was substantially in excess of the offers made to the Board during the sale process.

•

As the sale process continued into 2009, it was having a significant negative impact on Autobytel’s commercial business. Both customers and suppliers were unsure if or when a transaction would take place and in some cases customers made decisions to reduce their business activities with Autobytel and begin doing business with the Company’s competitors.

•

The Board therefore determined that in order to maximize stockholder value, the sale process should be terminated and the cost structure of the Company’s operations should be aligned to the existing market conditions to thereby allow the market to better value the Company’s business.

•	To implement this decision, the Board hired Jeff Coats as CEO to manage the restructuring efforts and evaluate other strategic alternatives to maximize stockholder value.

•

Our Board believes that significant progress has been made to enhance stockholder value during the four months the new management team has been in place, as evidenced by the 2009 first quarter financial results.

•

During the first quarter of 2009, operating expenses, excluding severance costs and the Dealix settlement payments, were reduced by 52% compared to the first quarter of 2008. This reduction in operating expenses was far in excess of the 33% drop in revenue and the 27% drop in gross profit. This resulted in a 92% decrease in operating loss in the first quarter of 2009 to $357,000 versus the first quarter of 2008. The Company believes this is tangible evidence of the Company’s new management team executing on its turnaround of the Company.

•

In addition to the Company’s improving operations and strong cash position, the Board also considered the value of the Company’s other assets and businesses. In addition to cash and net working capital in excess of $27 million as of April 24, 2009, the Company has other valuable properties that are not carried on its balance sheet.

•

The Company has commercial relationships to supply auto leads to 3,551 new and used car franchises (“Dealer Contracts”). The Board believes that these Dealer Contracts have value, and that they could potentially be marketed.

•

The Company provides finance leads to 212 specialty finance auto dealers (“Finance Lead Contracts”). The Board believes these Finance Lead Contracts have value, and that they could be potentially marketed.

•	The Company owns and operates six core websites: Autobytel.com, MyRide.com, Autobweb.com, Car.com, Autosite.com and Carsmart.com.

•	The Company received an informal indication of interest in 2008 of over $1 million for one of the sites alone.

•	During the first quarter of 2009, the Company’s network of sites generated over 41 million page views with revenue per thousand page views of $28.

•	The Company’s sites have long histories which help produce valuable search engine optimization scores.

•	The Board believes that these websites have value and could potentially be marketed.

•	The Company has substantial intellectual property in the form of patents, which have been granted in both the United States and in certain international jurisdictions, and pending patent applications.

•

This intellectual property has substantial value as indicated by the $20 million cash settlement which the Company received from Dealix in 2006 ($17.3 million of which has been received in cash as of March 13, 2009, with a final payment of $2.7 million due in March 2010).

•

In addition, the Company recently negotiated settlements with Edmunds.com, Internet Brands, InsWeb and Lead Point that will provide the Company with valuable content, images, shopping and interactive tools and data for the Company’s websites.

•	The Company continues to explore strategies to further maximize the value from its intellectual property and patents.

•	Other strategic alternatives being evaluated by the Company.

•

The Board continues to evaluate strategic alternatives although it has determined not to sell the Company. The Board believes that both the Company’s stockholders and the Company would benefit from market consolidation. Further, other potential partnerships, combinations or acquisitions could create scale for the Company’s business and are being investigated.

•	The belief that Trilogy is being opportunist in exploiting a recent extreme price decline in the Company’s Common Stock and use of confidential information obtained by Trilogy in confidence.

•

The Company’s management and the Board have had discussions with Trilogy for over one year regarding a potential commercial arrangement whereby the Company would contract with Trilogy for lead scoring services. The Company was continuing to evaluate a potential commercial arrangement to contract with Trilogy for lead scoring services until the Company received Trilogy’s unsolicited tender offer.

•

Under a confidentiality agreement, the Company’s CEO disclosed to Trilogy the status and plans of the Company’s restructuring initiatives. The Company disclosed material non-public information regarding its operations and future projections on several occasions. The Company believed that these disclosures were being made to further a commercial arrangement between the two companies. The Company was not aware that Trilogy was collecting the information to prepare an unsolicited tender offer.

•

Trilogy states in the Schedule TO that “Mr. Coats indicated that Autobytel’s management was taking several actions and that he anticipated that Trilogy would be pleased with the results.” The Company’s first quarter 2009 results were not publicly announced until April 23, 2009 and displayed a 52% decrease in operating expenses, excluding severance and the Dealix settlement payments, on a comparative year over year basis, which evidences that significant progress is being made in the restructuring.

•

The Board believes that Trilogy is being opportunist in exploiting a recent extreme price decline in the Company’s Common Stock due to the severity of the financial and automotive crisis. In fact, based on a one year average price of the Company’s Common Stock, Trilogy’s offer is not a 32% premium but a 60% discount.

•

Based upon Trilogy’s use of the material non-public information the Company provided for the opportunistic purposes of executing a tender offer, the Company has concluded that we will not engage in any commercial business with Trilogy.

(c) Intent to Tender. After making reasonable inquiry, the Company has concluded, to the best of its knowledge, that none of its executive officers, directors, affiliates or subsidiaries, to the extent they hold shares of Common Stock, intend to tender their shares to Trilogy pursuant to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

The Company has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist in connection with communications with its stockholders regarding the Offer. The Company has agreed to pay customary compensation for MacKenzie’s services and reimbursement of certain expenses in connection with their engagement. The Company has also agreed to indemnify MacKenzie against certain liabilities arising out of or in connection with its engagements.

The Company has also retained PondelWilkinson Inc. (“PondelWilkinson”) as its communications advisor in connection with the Offer. PondelWilkinson will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection with the engagement.

Except as set forth above, to the knowledge of the Company, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Not applicable.

Item 7.	Purposes of the Transaction and Plans or Proposals

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Company’s Common Stock by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) On April 23, 2009, the Board approved, and the Company has entered into, an Amended and Restated Rights Agreement (the “Amended Rights Agreement”), dated as of April 24, 2009, between the Company and Computershare, successor-in-interest to U.S. Stock Transfer Corporation, as rights agent.

The Amended Rights Agreement amends and restates the Original Rights Agreement, pursuant to which the holders of the Company’s outstanding shares of Common Stock hold one preferred share purchase right (each, a “Right”), each Right representing the right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), for each share of the Company’s Common Stock held. The Series A Preferred Stock is established pursuant to an Amended Certificate of Designation of Series A Junior Participating Preferred Stock (the “Certificate of Designation”) filed with the Secretary of State of Delaware on April 24, 2009, which amends that certain Certificate of Designation of Series A Junior Participating Preferred Stock, filed with the Secretary of State of Delaware on July 30, 2004, to remove voting provisions specific to the Series A Preferred Stock.

The Amended Rights Agreement incorporates the following material changes from the Original Rights Agreement: (i) the purchase price is decreased to $1.40 per Right; (ii) the Board may effect an exchange of the Rights at an exchange ratio of one share of the Company’s Common Stock per Right (an “Exchange”) at any time after a person becomes an Acquiring Person (as defined in the Amended Rights Agreement) in accordance with the Amended Rights Agreement; and (iii) in effecting an Exchange, the Company may enter into a trust agreement by which it transfers to the trust created by such trust agreement (the “Trust”), all shares of the Company’s Common Stock issued pursuant to the Exchange. The Trust would hold the shares of the Company’s Common Stock for the benefit of stockholders entitled to receive them pursuant to the Exchange. Stockholders would receive shares from the Trust after complying with the relevant terms of the trust agreement.

The foregoing descriptions of the Amended Rights Agreement, the Certificate of Designation and the Original Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the: (i) Amended Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed with the SEC on April 24, 2009, and is incorporated herein by reference; and (ii) the Certificate of Designation, a copy of which is filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed with the SEC on April 24, 2009, and is incorporated herein by reference.

Except as set forth above and elsewhere in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Not applicable.

Cautionary Note Regarding Forward-Looking Statements

The statements contained in this Schedule 14D-9 that are not historical facts are forward-looking statements under the federal securities laws. These forward-looking statements are not guarantees of future performance and involve certain assumptions and certain risks and uncertainties that are difficult to predict. Actual outcomes and results may differ materially from what is expressed in, or implied by, such forward-looking statements. The

Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements are changes in general economic conditions, the financial condition of automobile manufacturers and dealers, the economic impact of terrorist attacks or military actions, increased dealer attrition, pressure on dealer fees, increased or unexpected competition, the failure of new products and services to meet expectations, failure to retain key employees or attract and integrate new employees, that actual costs and expenses exceed the charges taken by the Company, changes in laws and regulations, costs of legal matters, including, defending lawsuits and undertaking investigations and related matters, and other matters disclosed in the Company’s filings with the SEC. Investors are strongly encouraged to review the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Report on Form 10Q for the quarter ended March 31, 2009 and other filings with the SEC for a discussion of risks and uncertainties that could affect operating results and the market price of the Company’s Common Stock.

Item 9.	Exhibits

The Exhibit Index appearing after the signature page below is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUTOBYTEL INC.

By:	/s/ GLENN E. FULLER
Name:	Glenn E. Fuller
Title:	Executive Vice President, Chief Legal and
Administrative Officer and Secretary

Date: April 27, 2009

Exhibit Index

Exhibit No.	Description
(a)(1)	Letter to Stockholders, dated as of April 27, 2009, regarding the Company’s recommendation to reject the tender offer*

(a)(2)	Press Release dated April 21, 2009, regarding the Company urging stockholders to take no action with respect to tender offer pending recommendation letter*

(e)(1)	Employment Agreement dated December 11, 2008 between the Company and Jeffrey H. Coats is incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on December 15, 2008

(e)(2)	Description of Jeffrey H. Coats Employment Agreement and Stock Option Grant is incorporated by reference to Exhibit 10.85 of the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed with the SEC on April 24, 2009

(e)(3)	Employment Agreement dated February 8, 2002 between the Company and Mark A. Garms, as amended by Memorandum dated as of December 8, 2008 and Memorandum dated as of March 1, 2009 is incorporated herein by reference to Exhibit 10.75 of the Annual Report on Form 10-K for the Year Ended December 31, 2008 filed with the SEC on March 13, 2009 (the “2008 10-K”)

(e)(4)	Letter agreement, dated July 12, 2004, between the Company and Mark Garms is incorporated herein by reference to Exhibit 10.80 of the Annual Report on Form 10-K for the Year Ended December 31, 2006 filed with the SEC on March 15, 2007

(e)(5)	Amended and Restated Severance Agreement dated as of September 29, 2008 between the Company and Mark A. Garms is incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed with the SEC on October 3, 2008

(e)(6)	Letter Agreement dated October 10, 2006 between the Company and Glenn E. Fuller, as amended by Memorandum dated April 18, 2008, Memorandum dated as of December 8, 2008, and Memorandum dated as of March 1, 2009 is incorporated herein by reference to Exhibit 10.77 of the 2008 10-K

(e)(7)	Amended and Restated Severance Agreement dated as of September 29, 2008 between the Company and Glenn E. Fuller is incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed with the SEC on October 3, 2008

(e)(8)	Letter Agreement dated October 4, 2007 between the Company and Curtis E. DeWalt, as amended by Memorandum dated as of December 8, 2008 and Memorandum dated March 1, 2009 is incorporated herein by reference to Exhibit 10.79 of the 2008 10-K

(e)(9)	Letter Agreement dated October 30, 2007 between the Company and Curtis DeWalt is incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC on November 15, 2007

(e)(10)	Amended and Restated Severance Agreement dated as of September 29, 2008 between the Company and Curtis E. DeWalt is incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on March 9, 2009

(e)(11)	autobytel.com inc. 1998 Stock Option Plan is incorporated herein by reference to Exhibit 10.8 of Amendment No. 1 to the S-1 Registration Statement filed with the SEC on February 9, 1999 (the “S-1 Amendment”)

(e)(12)	Amendment No. 1 to the autobytel.com inc. 1998 Stock Option Plan dated September 22, 1999 is incorporated herein by reference to Exhibit 10.2 of Form 10-Q for the Quarter Ended September 30, 1999 filed with the SEC on November 12, 1999

Exhibit No.	Description
(e)(13)	Amendment No. 2 to the autobytel.com inc. 1998 Stock Option Plan is incorporated herein by reference to Exhibit (d)(5) of the Schedule TO filed with the SEC on December 14, 2001 (the “Schedule TO”)

(e)(14)	autobytel.com inc. 1999 Stock Option Plan is incorporated herein by reference to Exhibit 10.30 of the S-1 Amendment

(e)(15)	Amendment No. 1 to the autobytel.com inc. 1999 Stock Option Plan, dated September 22, 1999 is incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the Quarter Ended September 30, 1999 filed with the SEC on November 12, 1999

(e)(16)	Amendment No. 2 to the autobytel.com inc. 1999 Stock Option Plan is incorporated herein by reference to Exhibit (d)(8) of the Schedule TO

(e)(17)	autobytel.com inc. 1999 Employee and Acquisition Related Stock Option Plan is incorporated herein by reference to Exhibit 10.1 of the Registration Statement filed on Form S-8 (File No. 333-90045) filed with the SEC on November 1, 1999

(e)(18)	Amendment No. 1 to the autobytel.com inc. 1999 Employee and Acquisition Related Stock Option Plan is incorporated herein by reference to Exhibit (d)(10) of the Schedule TO

(e)(19)	autobytel.com inc. 2000 Stock Option Plan is incorporated herein by reference to Exhibit 99.1 of the Registration Statement filed on Form S-8 (File No. 333-39396) with the SEC on June 15, 2000

(e)(20)	Amendment No. 1 to the autobytel.com inc. 2000 Stock Option Plan is incorporated herein by reference to Exhibit (d)(12) of the Schedule TO

(e)(21)	Amendment No. 2 to the autobytel.com inc. 2000 Stock Option Plan is incorporated herein by reference to Exhibit 10.46 of the Annual Report on Form 10-K for the Year Ended December 31, 2001 filed with the SEC on March 22, 2002

(e)(22)	Autobytel Inc. Amended and Restated 2001 Restricted Stock and Option Plan is incorporated herein by reference to Exhibit 4.7 of Post-Effective Amendment to Registration Statement filed on Form S-8 (File No. 333-67692) with the SEC on July 31, 2003

(e)(23)	Autobytel Inc. 2004 Restricted Stock and Option Plan is incorporated herein by reference to Exhibit 4.8 of the Registration Statement filed on Form S-8 (File No. 333-116930) with the SEC on June 28, 2004

(e)(24)	2006 Inducement Stock Option Plan is incorporated herein by reference to Exhibit 4.9 of the Registration Statement on Form S-8 (File No. 333-135076) filed with the SEC on June 16, 2006

(e)(25)	Second Amended and Restated Severance Agreement dated as of November 15, 2008 between the Company and Richard X. Szatkowski, as amended effective April 1, 2009*

*	Filed herewith.